UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

Entry into Underwriting Agreement and Closing of Offering

On March 31, 2025, Energys Group Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with American Trust Investment Services, Inc., as representative (the “Representative”) of the underwriters listed on Schedule 1-A thereto (the “Underwriters”). The Underwriting Agreement relates to a firm commitment underwritten public offering (the “Offering”) of 2,250,000 ordinary shares of the Company being sold by the Company. The offering price to the public is $4.50 per share. In addition, the Company granted the Underwriters a 45-day option to purchase up to an additional 337,500 ordinary shares at the public offering price, less underwriting discounts and commissions.

On April 2, 2025 the Company closed the initial public offering. The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-275956) (the “Registration Statement”) initially filed with the Securities and Exchange Commission on December 8, 2023 and declared effective on March 14, 2025. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “ENGS.”

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1, and is incorporated herein by reference.

Other Events

Issuances of Press Releases

On March 31, 2025, the Company issued a press release announcing the pricing of the Offering and on April 2, 2025, the Company issued a press release announcing the closing of the Offering. The press releases, furnished in this report as Exhibits 99.1 and 99.2, respectively, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 7, 2025	ENERGYS GROUP LIMITED

/s/ Kevin Cox
Kevin Cox
Chief Executive Officer and Director

Exhibit No.	Description
1.1	Underwriting Agreement dated March 31, 2025 by and between Energys Group Limited and American Trust Investment Services, Inc.
99.1	Press Release dated March 31, 2025
99.2	Press Release dated April 2, 2025